Exhibit 99.1

Alpha Tau Successfully Treats First Patient in its U.S. Trial for Patients with Recurrent
Glioblastoma at the James Cancer Hospital at The Ohio State University

- First patient in the world treated with Alpha DaRT® in the brain –

- According to the National Brain Tumor Society, glioblastoma is one of the most complex, deadly, and treatment-resistant cancers, with an estimated average survival rate of only 8 months –

- This pilot study is a key part of Alpha Tau’s broader strategy to bring Alpha DaRT to cancer patients with some of the highest unmet needs -

Jerusalem, December 9, 2025 - Alpha Tau Medical Ltd. (Nasdaq: DRTS, DRTSW) ("Alpha Tau"), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT® today announced that the first patient has been treated in its pilot study for the treatment of patients with recurrent glioblastoma multiforme (GBM) using the Alpha DaRT technology.

Uzi Sofer, CEO of Alpha Tau, stated, “This is a historic day for Alpha Tau and for GBM patients around the world, with the first treatment ever of a brain cancer using Alpha DaRT. Given the devastating prognosis of GBM, and its high rate of rapid recurrences, generally within 6-9 months, there is a desperate need for new local therapies with an appropriate safety profile for such a critical and sensitive area like the brain. This pilot study is a key part of our broader strategy to bring Alpha DaRT to cancer patients with some of the highest unmet needs, supported by the FDA’s Breakthrough Device Designation and acceptance into the FDA’s prestigious Total Product Life Cycle Advisory Program designed to accelerate the Alpha DaRT treatment to market and to GBM patients who may stand to benefit greatly.”

The first patient was treated at The Ohio State University Center in Columbus, Ohio, by a multidisciplinary team led by Principal Investigator and Radiation Oncologist Joshua D. Palmer, MD, Medical Physicist Michael Degnan, MS, DABR and Neurosurgeon J. Bradley Elder, MD, using a novel delivery approach designed specifically for intracranial use.

Dr. Joshua Palmer, commented: “Patients with recurrent glioblastoma face one of the most difficult cancer diagnoses in medicine. There is an urgent unmet need for new therapeutic approaches that can be delivered locally while minimizing harm to surrounding healthy brain tissue. Intratumoral alpha-emitting radiotherapeutics such as Alpha DaRT offer a highly compelling novel scientific approach by delivering potent, short-range radiation precisely where it is needed most.”

Dr. J. Bradley Elder, who led the procedure with Dr. Palmer, added: “From a technical standpoint, this procedure demonstrated excellent feasibility. The novel delivery device allowed us to place the Alpha DaRT sources in a precise radial configuration that achieved more than 95% coverage of the tumor volume. Importantly, the system integrates seamlessly as an add-on to the standard brain navigation platform that I use routinely in surgery, making it simple to adopt without disrupting existing workflow.”

“This achievement represents the culmination of many years of dedicated teamwork within Alpha Tau - including extensive preclinical research, developing a unique delivery system designed specifically to integrate seamlessly into a standard neurosurgical workflow and, of course, partnership with our wonderful clinical collaborators at OSU,” commented Dr. Robert Den, Chief Medical Officer of Alpha Tau. “This is a transformational patient-centric moment of great scientific and clinical significance for the entire field of neuro-oncology.”

About the Study

The clinical trial is expected to enroll up to ten U.S. patients with recurrent glioblastoma not amenable for surgical resection who have undergone a prior course of central nervous system radiation. The primary objective of the study is to evaluate the feasibility and safety of the treatment, following the Company’s promising results from pre-clinical studies. Additional information about the trial can be found at https://www.clinicaltrials.gov/study/NCT06910306

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to the Alpha DaRT treatment in GBM patients, including the expected patient enrollment, benefits, safety, implementation, feasibility and go to market process, and other expectations, beliefs, plans, including with respect to clinical trials, regulatory approvals and studies, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com